SECURITIE 04013344 MISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52454

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/03 (MM/DD/YY) AND ENDING 06/30/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

OCT 0 1 2004

NAME OF BROKER-DEALER:

Blue Marble Financial LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1925 W. John Carpenter Freeway, Suite 550
(No. and Street)

Irving	Texas	75063
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
OCT 15 2004
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

14175 Proton Rd.	Dallas	TX	75244
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joe Storaska, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Blue Marble Financial LLC, as of June 30, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Member's equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

BLUE MARBLE FINANCIAL LLC
(A Subsidiary of Q4i, Inc.)

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED JUNE 30, 2004

BLUE MARBLE FINANCIAL LLC

CONTENTS

	PAGE
INDEPENDENT AUDITOR'S REPORT	1
STATEMENT OF FINANCIAL CONDITION	2
STATEMENT OF INCOME	3
STATEMENT OF CHANGES IN MEMBER'S EQUITY	4
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS	5
STATEMENT OF CASH FLOWS	6
NOTES TO FINANCIAL STATEMENTS	7 - 10
SUPPORTING SCHEDULES	
Schedule I: Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	12 - 13
Schedule II: Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	14
INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5	16 - 17

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

J. King Bourland, CPA
Jeffrey L. Cheshier, CPA
J. Thomas Connor, CPA

Kevin J. Harris, CPA
Bret M. Robertson, CPA
Jack W. Savage, Jr., CPA
Jack D. Sprawls, CPA

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Blue Marble Financial LLC

We have audited the accompanying statement of financial condition of Blue Marble Financial LLC, (a Delaware Limited Liability Company), as of June 30, 2004, and the related statements of income, changes in member's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Blue Marble Financial LLC, as of June 30, 2004 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has incurred substantial recurring losses, which raise substantial doubt about its ability to continue as a going concern. Management's plans regarding this matter also are described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CF & Co., LLP

CF & Co., L.L.P.

Dallas, Texas
September 13, 2004

14175 Proton Road • Dallas, Texas 75244-3692 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

BLUE MARBLE FINANCIAL LLC
Statement of Financial Condition
June 30, 2004

ASSETS

Cash	$ 97,336
Receivable from broker-dealers and clearing organizations	28,849
Other assets	15,971
	$ 142,156

LIABILITIES AND MEMBER'S EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 3,046
	3,046
Member's equity	139,110
	$ 142,156

The accompanying notes are an integral part of these financial statements.

BLUE MARBLE FINANCIAL LLC
Statement of Income
For the Year Ended June 30, 2004

Revenues	
Commissions and referral fees	$ 15,374
Transaction fees and other	4,891
Interest income	718
	20,983
Expenses	
Commissions and clearing	17,619
Management fees	23,911
Payroll expenses	165,355
Professional fees	41,535
Other	43,646
	292,066
Loss before income taxes	(271,083)
Provision for income taxes	-0-
Net loss	$ (271,083)

The accompanying notes are an integral part of these financial statements.

BLUE MARBLE FINANCIAL LLC
Statement of Changes in Member's Equity
For the Year Ended June 30, 2004

	Total
Balance, July 1, 2003	$ 144,965
Capital contributions	265,228
Net loss	(271,083)
Balance, June 30, 2004	$ 139,110

The accompanying notes are an integral part of these financial statements.

BLUE MARBLE FINANCIAL LLC
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
For the Year Ended June 30, 2004

Balance, at July 1, 2003	$	-0-
Increases		-0-
Decreases		-0-
Balance, at June 30, 2004	$	-0-

The accompanying notes are an integral part of these financial statements.

BLUE MARBLE FINANCIAL LLC
Statement of Cash Flows
For the Year Ended June 30, 2004

Cash flows from operating activities	
Net loss	$ (271,083)
Adjustments to reconcile net loss to net cash provided (used) by operating activities:	
Change in assets and liabilities:	
Decrease in receivable from broker-dealers and clearing organizations	3,061
Decrease in other assets	7,732
Increase in accounts payable and accrued expenses	1,712
Net cash provided (used) by operating activities	(258,578)
Cash flows from investing activities	
Net cash provided (used) by investing activities	-0-
Cash flows from financing activities	
Contributions of capital	265,228
Net cash provided (used) by financing activities	265,828
Net increase in cash	6,650
Cash at beginning of year	90,686
Cash at end of year	$ 97,336

Supplemental Disclosure of Cash Flow Information

Cash paid during the year for:	
Interest	$ -0-
Income taxes	$ -0-

The accompanying notes are an integral part of these financial statements.

Note 1 - Summary of Significant Accounting Policies

Blue Marble Financial LLC (the "Company") was formed in December 1999, as a Delaware Limited Liability Company, commenced operations in October 2000, is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD"). The Company is a subsidiary of Q4i, Inc. (the "Parent"), the sole member of the Company.

The Company operates as an introducing broker-dealer on a fully disclosed basis. The Company clears all customer transactions through another broker-dealer on a fully disclosed basis and therefore does not hold customer funds or securities. Under a clearing agreement, effective April, 2003, the Company's clearing broker-dealer provides trade execution and other services related to the securities business, including custody and safekeeping of all securities, handling of cash and margin accounts, and computer processing services.

Under the clearing agreement, the Company is required to maintain a deposit of $30,000 with the clearing broker-dealer. As of June 30, 2004, the Company was not in compliance with this commitment.

Basis of Presentation

In preparing its financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenues

Commission and referral fee revenues are generated from the Company's customers and from broker-dealer customers of the Parent who use the Parent's brokerage software. These customers clear their transactions through the Company's clearing broker-dealer. Commission and referral fee revenues and related costs are recognized on the trade date of the underlying security transactions of the customers. Transaction fee revenues are recorded when earned.

Income Taxes

Federal income taxes are not provided because the Company has elected to be taxed as a partnership under the Internal Revenue Code. Taxable income or loss from operations is allocated to the Parent.

Note 1 - Summary of Significant Accounting Policies, continued

Fair Value of Financial Instruments

The carrying amounts for accounts receivable and accounts payable are reasonable estimates of their fair values since such amounts are payable or receivable on demand or generally within 30 days.

Note 2 - Going Concern

These financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As indicated in Note 4, the Company is dependent upon its Parent as the source of capital and customers. The Parent is a development stage enterprise engaged in developing and marketing its software products and computer systems. The Parent has incurred significant, recurring losses and negative cash flows from operations. On June 6, 2003, the Parent was placed into bankruptcy under Chapter 11 of the United States Bankruptcy Code. Additional equity and/or debt financings will be required in fiscal 2005 in order for the Parent and the Company to execute their current business plans. These factors raise substantial doubt about the Company's ability, to continue as a going concern.

On June 22, 2004, an order was signed confirming a plan of reorganization for the Parent. Under that plan, the shareholders of the Parent have committed to fund operating deficits for a period until the Parent reaches cash flow breakeven or a period of at least nine months, whichever is sooner.

The accompanying financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company's continuation as a going concern is dependent upon the Parent's ability to generate sufficient cash flow to meet its obligations on a timely basis, to obtain additional financing, and ultimately, to attain successful operations. However, the Parent and the Company cannot provide any assurances that these plans will be sufficiently achieved.

Note 3 - Management Fees and Related Party Transactions

The Company is dependent upon its Parent as the source for capital and customers.

Under a services agreement, the Parent provides certain services and incurs certain costs related to personnel, office space, equipment, and other overhead on behalf of the Company. The Parent bills the Company for such services as management fees, unless

Note 3 - Management Fees and Related Party Transactions, continued

the billing would cause the Company to violate its regulatory net capital requirement. During fiscal 2004, the Company paid $23,911 to the Parent as management fees.

In fiscal 2004, the Parent made capital contributions in cash to the Company totaling $265,228.

Note 4 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At June 30, 2004, the Company had net capital of approximately $78,034 and net capital requirements of $100,000. The Company's ratio of aggregate indebtedness to net capital was .04 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

The Company was a joint obligor with the Parent under an operating office lease that commenced May 1, 2002. The lease calls for minimum monthly payments of $14,000 to $18,000 through October 31, 2007. It has been the intent of management that the Parent indemnify the Company for any obligation under the lease and that any reimbursement be included in the service agreement explained in Note 3. When the Parent was placed in bankruptcy as explained in Note 2, the operating lease was in default and the Lessor pursued the delinquent rent in bankruptcy. On September 2, 2004, the Parent reached agreement with the Lessor to come into compliance under the lease for a cash payment of $45,105.

During October, 2003, the NASD issued Notice of Members 03-63. Under that notice the above obligation must reduce net capital provisions of Rule 15c3-1 effective no later than December 1, 2003. For this reason, the Company was inadvertently not in compliance with the net capital provisions during the period from December 1, 2003 through September 2, 2004.

Exclusive of the matter related to NASD Notice to Members 03-63 discussed above, the Company on July 2, 2003 failed to meet the net capital provisions of Rule 15c3-1. This condition existed until December 18, 2003, at which time a capital injection was received.

Note 5 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (S.E.C.) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 6 - Commitments and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At June 30, 2004, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of

June 30, 2004

Schedule I

BLUE MARBLE FINANCIAL LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of June 30, 2004

COMPUTATION OF NET CAPITAL

Total member's equity qualified for net capital	$ 139,110
Add:	
Other deductions or allowable credits	-0-
Total capital and allowable subordinated liabilities	139,110
Deductions and/or charges	
Non-allowable assets	
Other assets	(15,971)
Net capital before haircuts on securities positions	123,139
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))	-0-
Net capital before adjustment pursuant to NASD Notice to Members 03-63	123,139
Less: Adjustment pursuant to NASD Notice to Members 03-06	(45,105)
Net capital	$ 78,034

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Accounts payable and accrued expenses	$ 3,046
Total aggregate indebtedness	$ 3,046

BLUE MARBLE FINANCIAL LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of June 30, 2004

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 203
Minimum dollar net capital requirement of reporting broker or dealer	$ 100,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 100,000
Net capital in excess of required minimum	$ -0-
Excess net capital at 1000%	$ 77,729
Ratio: Aggregate indebtedness to net capital	.04 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

The following serves to reconcile the differences in the computation of net capital under Rule 15c3-1 from the Company's computation:

Net capital per the Company's unaudited Focus report	$ 122,974
(Increase) decrease due to:	
Miscellaneous audit adjustments	165
Adjustment pursuant to NASD Notice to Members 03-06	(45,105)
Net capital per audit report	$ 78,034

Schedule II

BLUE MARBLE FINANCIAL LLC
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of June 30, 2004

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: Sterne, Agee & Leach, Inc.

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

Year Ended June 30, 2004

J. King Bourland, CPA
Jeffrey L. Cheshier, CPA
J. Thomas Connor, CPA

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

Kevin J. Harris, CPA
Bret M. Robertson, CPA
Jack W. Savage, Jr., CPA
Jack D. Sprawls, CPA

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors
Blue Marble Financial LLC

In planning and performing our audit of the financial statements and supplemental schedules of Blue Marble Financial LLC (the "Company"), for the year ended June 30, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally

accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted certain matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of the Company for the year ended June 30, 2004, and this report does not affect our report thereon dated September 13, 2004.

During the period from July 8, 2003 through September 2, 2004, the Company was not in compliance with the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934. The Company was aware of noncompliance and so notified the regulatory authorities on July 9, 2003.

A capital injection occurred on December 18, 2003, at which time management believed the Company had met the requirements. On December 1, 2003, however, the Company unknowingly failed to meet the net capital provisions as a result of a reduction of net capital under NASD Notice to Members 03-63. The condition was cured on September 2, 2004.

During June, 2004, the Company failed to maintain the deposit amount required under the clearing agreement through which all customer transactions are cleared.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, except as noted above, we believe that the Company's practices and procedures were adequate at June 30, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., LLP

CF & Co., L.L.P.

Dallas, Texas
September 13, 2004